10F-3 Report
CGCM Small Capitalization Growth Investments
	9/1/2014		through	2/28/2015

Issuer Name	Sub-Adviser	Trade Date	Selling Dealer	Offering Size	Total Amt. Allocated	Purchase Price
Vivin Solar Inc.	Wall Street Associates	10/1/2014	Goldman Sachs	20,600,000	20,000	16.000
On Deck Capital, Inc.	Westfield Capital Management Co., L.P.	12/16/2014	Merrill Lynch	10,000,000	860	20.000